FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, February 1, 2021

Ger. Gen. No 04/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC), I, duly authorized, hereby inform you that today Enel Américas (“Enel Américas”), in relation to the Merger process approved by Enel Américas’ shareholders at the extraordinary shareholders’ meeting held on December 18, 2020, has been informed of the following:

The international merger of the Italian company Enel Rinnovabili S.r.l. with the Chilean company EGP Américas S.p.A. took place today. Representatives of both companies have issued the same declaratory public deed, which they have found to be fully compliant with the formalities, requirements, and procedures applicable under Chilean and Italian law.

Pursuant to the Merger, EGP Américas S.p.A. has acquired all the assets and liabilities of the Italian company Enel Rinnovabili S.r.l, including the businesses and non-conventional renewable energy generation assets that Enel Green Power S.p.A. owns and operates in Central and South America (except Chile).

Similarly, all consents and authorizations granted by the relevant financial banks in Brazil have been obtained.

Now that the Merger has taken place and the consents of the relevant financial banks in Brazil have been obtained, further conditions precedent of the Merger approved by Enel Américas’ shareholders on December 18, 2020, have been met.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 2, 2021